Exhibit 99.3

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or corporation to represent the securityholder at the Meeting other than the person or corporation designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. Osisko Development Corp. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2355. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 12, 2026. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: After you vote online at www.voteproxyonline.com using your control number. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login For details go to www.tsxtrust.com/consent-to-electronic-delivery For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-866-600-5869 Email: tsxtis@tmx.com Investor inSite TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 Osisko Development Corp. (the “Corporation”) Annual and Special Meeting June 23, 2026 at 1:30 PM (EDT) First Canadian Place, 100 King St W Suite 3400, Toronto, ON M5X 1A4 (the “Meeting”)

TMX TSX TRUST

FORM OF PROXY ("PROXY")

Osisko Development Corp.
(the **"Corporation"**)

Annual and Special Meeting
June 23, 2026 at 1:30 PM (EDT)
First Canadian Place, 100 King St W Suite 3400,
Toronto, ON M5X 1A4

CONTROL NUMBER:

SECURITY CLASS: Common Shares | **RECORD DATE: May 11, 2026** | **FILING DEADLINE FOR PROXY: June 19, 2026 at 1:30 PM (EDT)**

APPOINTEES

The undersigned hereby appoints **Sean Roosen, Chair of the Board of Directors and Chief Executive Officer** of the Corporation, whom failing **Alexander Dann, Chief Financial Officer and Vice President, Finance** of the Corporation or failing both of them **Laurence Farmer, General Counsel and Vice President Strategic Development** of the Corporation (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	**FOR**	**AGAINST**
a) Sean Roosen	☐	☐
b) Charles E. Page	☐	☐
c) Michele McCarthy	☐	☐
d) David Danziger	☐	☐
e) Stephen Quin	☐	☐
f) Susan Craig	☐	☐
g) Keith McKay	☐	☐
2. Appointment of Auditor	**FOR**	**WITHHOLD**
Appointment of **PricewaterhouseCoopers LLP** as Auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐
3. Registered Office Resolution	**FOR**	**AGAINST**
To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the accompanying management information circular (the "Circular"), approving an amendment to the Articles of the Corporation to change the province of the Corporation's registered office from the Province of Québec to the Province of Ontario (the "Registered Office Resolution").	☐	☐
4. Name Change Resolution	**FOR**	**AGAINST**
To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the Circular, approving the change of name of the Corporation to "Osisko Gold Group Inc." (the "Name Change Resolution").	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME | *Signature of registered owner(s)* | *Date (MM/DD/YYYY)*

☐ **Interim Financial Statements –** Mark this box if you would like to receive Interim Financial Statements and Management Discussion and Analysis

☐ **Annual Financial Statements –** Mark this box if you would like to receive Annual Financial Statements and Management Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593.